SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-7724

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
SNAP-ON INCORPORATED 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SNAP-ON INCORPORATED
2801 – 80th Street
Kenosha, WI 53143

REQUIRED INFORMATION
The following financial statements and schedule of the Snap-on Incorporated 401(k) Savings Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

EXHIBIT INDEX
FORM 11-K

Exhibit No.	Exhibit

23.1	Consent of Wipfli LLP

99.1	Financial statements and schedule of the Snap-on Incorporated 401(k) Savings Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of each Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kenosha, and State of Wisconsin, on this 16th day of June, 2022.

SNAP-ON INCORPORATED
401(k) SAVINGS PLAN

By:	/s/ Mary E. Bauerschmidt
Mary E. Bauerschmidt, as Plan Administrator

4